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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Genesis Energy, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
371927104
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	371927104

1	NAMES OF REPORTING PERSONS Swank Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		3,627,906

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,627,906

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,627,906

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
**SEE ITEM 4(b).

CUSIP No.	371927104

1	NAMES OF REPORTING PERSONS Swank Energy Income Advisors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,627,906

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,627,906

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,627,906

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	371927104

1	NAMES OF REPORTING PERSONS Jerry V. Swank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		3,627,906

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,627,906

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,627,906

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 3 (“Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Swank Capital, LLC, a Texas limited liability company (“Swank Capital”), Swank Energy Income Advisors, LP, a Texas limited partnership (“Swank Advisors”), and Mr. Jerry V. Swank (together with “Swank Capital” and “Swank Advisors,” the “Reporting Persons”), relating to common units representing limited partner interests (the “Common Units”) of Genesis Energy, L.P., a Delaware limited partnership (the “Issuer”). Swank Capital serves as the general partner of Swank Advisors, and Mr. Swank serves as the principal of Swank Capital and Swank Advisors
This Amendment relates to Common Units of the Issuer beneficially owned by the Reporting Persons through various accounts managed by Swank Advisors (the “Swank Accounts”). Swank Advisors may direct the vote and disposition of the Common Units held by the Swank Accounts. Swank Capital, as the general partner of Swank Advisors, may direct Swank Advisors to direct the vote and disposition of the Common Units held by the Swank Accounts. As the principal of Swank Capital, Mr. Swank, may direct the vote and disposition of the Common Units held by the Swank Accounts.
This Amendment is being filed to amend and restate Item 4 as follows:
Item 4 Ownership.
(a)	The Reporting Persons may be deemed the beneficial owners of 3,627,906 Common Units.

(b)
The Reporting Persons may be deemed the beneficial owners of 9.5% of the outstanding Common Units. This percentage is determined by dividing 3,627,906 by 38,253,264, the number of Common Units issued and outstanding as reported in the Prospectus filed by the Issuer on December 5, 2007.

(c)	The Reporting Persons may direct the vote and disposition of the 3,627,906 Common Units held by the Swank Accounts.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

SWANK CAPITAL, LLC
By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP
By:	Swank Capital, LLC, its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank